NuScale Power Corporation
6650 SW Redwood Lane, Suite 210
Portland, OR 97224
June 6, 2023
VIA EDGAR

Attention:	Jenny O’Shanick
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	NuScale Power Corporation
Universal Shelf Registration Statement on Form S-3
Filed June 1, 2023
File No. 333-272342
Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, NuScale Power Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 8, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside legal counsel, Stoel Rives LLP, request by telephone that such Registration Statement be declared effective.
Please contact James M. Kearney, of Stoel Rives LLP, at (503) 294-9444, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert Temple
Robert Temple
General Counsel